Exhibit 99.2

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Dr. Reddy’s promotes access to Community Health in Vizianagaram District

Community Health Intervention Program (CHIP) to benefit over 70,000 people across 50 villages of Puspatirega Mandal

Hyderabad, India 18 December, 2015	For Immediate dissemination

Expanding its Community Health Intervention Program (CHIP) that took shape in 2013, Dr. Reddy’s today announced that the program will be extended to a larger region in Vizianagaram District of Andhra Pradesh. CHIP was launched in 2013 in partnership with Neonatal Intensive Care and Emergencies (NICE) Foundation and since then has improved access to primary healthcare, with special focus on reducing the mortality rate of infants and children in more than 54 villages of Ranastalam Mandal of Srikakulam district.

The launch of the program in Puspatirega Mandal will benefit over 70,000 people residing in more than 50 villages of this region and improve basic healthcare for the village community. It will enable ante- and post-natal care, safe delivery and infant care, primary immunization of children by the age of one, and safe motherhood. CHIP will leverage the expertise of well-trained ANM, GNMs* and Nursing Midwives, in addition to two mobile ambulances, to deliver healthcare to these villages. The program also entails a Fixed Day Health Care Service (FDHS), where doctors conduct regular screening and attend to basic health issues on predetermined days, twice every week in each village.

As part of the launch program Satish Reddy, Chairman – Dr. Reddy’s Laboratories and Sri M M Nayak, IAS, Collector & District Magistrate, Vizianagaram, flagged-off two mobile medical vans, in the village.

Commenting on the initiative, Satish Reddy, said “The urgency to provide Good Health is a universal requirement and a core philosophy of Dr. Reddy’s. We realise this and are focussed on accelerating access to affordable healthcare for all. The community health intervention program, in partnership with NICE Foundation, is a step towards this goal and is in line with our belief that Good Health Can’t Wait.”

About CHIP: Since its inception in 2013, Community Health Intervention Program (CHIP) has made significant progress by providing primary health care services right at the doorstep of the people residing the villages. As part of this initiative, Dr.Reddy’s has made a contribution of Rs. 4.45 crores for this social cause and the project will be executed by NICE Foundation over a period of 5 years, covering 70,000 population in 50 villages in Puspatirega Mandal, Vizianagaram District.

*	GNM – General nurse midwifery ; ANM – Auxiliary nurse midwifery

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. is an integrated pharmaceutical company, committed to accelerating access to affordable and innovative medicines, because it believes Good Health Can’t Wait. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – the company offers a portfolio of products and services that include active pharmaceutical ingredients, (APIs), custom pharmaceutical services, generics, biosimilars and differentiated formulations. With operations in 26 countries across the globe, the major therapeutic areas of Dr. Reddy’s are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation, including related integration issues.

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